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                           March 5, 2024

       Xiaoyu Li
       Co-Chief Financial Officer
       Fresh2 Group Limited
       650 5th Ave STE 2416
       New York, NY 10019-6108

                                                        Re: Fresh2 Group
Limited
                                                            Form 20-F filed May
16, 2023
                                                            Form 20-F/A filed
January 9, 2024
                                                            Response filed
January 9, 2024
                                                            File No. 001-39137

       Dear Xiaoyu Li:

              We have reviewed your January 9, 2024 response to our comment letter and have the following comments.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

              After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our December 22,
       2023 letter.

       Form 20-F/A filed January 9, 2024

       Item 19. Exhibits, page 157

   1. We have the following comments on the revised certifications provided in Exhibits 12.1 and 12.2:
                                                            The exhibits do not
include the introductory language in paragraph 4 referring to internal control
over financial reporting; and
                                                            Address why these
exhibits only reference and have a related signature from one of your co-CEOs and
one of your co-CFOs. In this regard, we note that your original certifications
identified and were signed by each co-CEO and co-CFO.
                                                        Please amend the filing
to provide appropriately revised certifications.
 Xiaoyu Li
Fresh2 Group Limited
March 5, 2024
Page 2
General

2. We note your revised disclosure in response to prior comment 5 and reissue the comment in part. Please create a separate Enforceability of Civil Liabilities section for the discussion of the enforcement risks related to civil liabilities due to your officers and directors being located in China or Hong Kong. This section should disclose that it will be more difficult to enforce liabilities and judgments on those individuals, and address the limitations on investors being able to effect service of process and enforce civil liabilities in China, the lack of reciprocity and treaties, and cost and time constraints.
       Please contact Jeanne Baker at 202-551-3691 or Terence O'Brien at 202-551-3355 if you
have questions regarding comments on the financial statements and related matters. Please contact Juan Grana at 202-551-6034 or Lauren Nguyen at 202-551-3642 with any other questions.



                                                                Sincerely,
FirstName LastNameXiaoyu Li
                                                                Division of
Corporation Finance
Comapany NameFresh2 Group Limited
                                                                Office of
Industrial Applications and
March 5, 2024 Page 2                                            Services
FirstName LastName